CAL BARNES　　　　　　　　　　　　**CalBarnes.com**
Los Angeles, CA 90036　　　　　　　　**323-533-0672**
WGA, SAG-E

CAREER FOCUS

To create and Produce innovative, immersive, stories that are artistically stimulating, soul-revealing, and infinitely imaginative.

EXPERIENCE

— DIRECTOR —

- **FEATURE FILMS**
  -*THE ASTRID EXPERIENCE (Dramedy)* — In Post with *Unlimited Power* and *Noblehoooks*

- **MUSIC VIDEOS**
  -*HIPPY GIRL* — wrote, directed, and produced music video for artist John That.

— SCREENWRITER —

- **FEATURE SCREENPLAYS**
  -*THE ASTRID EXPERIENCE (Dramedy)* — In Post with *Unlimited Power* and *Noblehoooks*
  -*GODS OF NEVERLAND (Dark Fantasy/ Adventure)* — available
  -*THE CINERANIMO VALLEY THEATRE (Comedy)* — available
  -*INFINITE LIMITS (Crime-Thriller)* — available
  -*THE HARDEST WEEKEND (Sex-Comedy)* — available
  -*EVERY LAST DROP (Teen-Horror/ Slasher/ Psychological Thriller)* — available
  -*ADOLESCENCE (Coming of Age Drama)* — produced by *Winterstone Pictures.*
  -*RISE* (*Drama*) — Once optioned. Stage play won the 2012 Hollywood Fringe Festival. Available.
  -*PLAND (Dramedy/ Coming of Age/ Road Film)* — available
  -*TWENTYSOMETHING. LOS ANGELES, CA (Dramedy/ Coming-of-Age)* — available
  -*JOHNNY SENDERS AND THE TIME SHAPERS* (*Action/Adventure*) — available
  -*SUNSET MOVES (Neo-Noir/Mystery)* — available
  -*THE HOLLYWOOD LEGITIMATE (Crime-Thriller/ Neo-Noir/ Drama)* — available
  -*THE ACADEMIC NORTHWEST (Dramedy/ Coming of Age)* — available
  -*PAINTING THE ROSES RED (Psychological Teen thriller)* — available
  -*SETH AND MASON SELL A SCREENPLAY (Dramedy/ Coming of Age)* — available

- **SHORT SCREENPLAYS**
  -*THE DREAM COMMITTEE (Sci-fi/ Fantasy)* — available
  -*WITHOUT DISGUISE (Psychological Thriller/ Romance)* – Produced by *Content Mode Magazine.*
  -*MIDNIGHT PROGRAM (Psychological thriller/ Mystery)* – Once Optioned. Now available
  -*THE NIGHT CAPTAIN (Psychological Thriller/ Mystery)* — in production with *Pictoclik Pictures.*
  -*MY AMERICAN MUSE (Dramedy)* — produced by *Chapman Films.*
  -*PLUNGE (Coming of Age Drama)* — produced by *Nineteen Films.*

- **STAGE PLAYS**
  -*RISE* — Produced by Zenith Ensemble Theatre Group. *Won 'Best World Premiere' at the 2012 Hollywood Fringe Festival. Voted top 10 theatre productions in Los Angeles for 2012 by Bitter Lemons. Once optioned for screen development by *BeebCo Entertainment.* Stage play is now in pre-production for the screen.

- **NOVELS**
  -*TRUE GRANDEUR* — published by *Magic Hour Press.*